UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Digital Transformation Opportunities Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25401K107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25401K107	13G	Page 2 of 7

1.	Names of Reporting Persons Digital Transformation Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,112,500 (1)(2)(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,112,500 (1)(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,112,500 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.5% (4)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)       The securities are held directly by Digital Transformation Sponsor LLC (the “Sponsor”). The Sponsor is managed by Kevin Nazemi, and Mr. Nazemi has sole voting and dispositive power with respect to the securities held directly by the Sponsor. As a result, Mr. Nazemi may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Nazemi disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)       The Sponsor owns 8,112,500 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of Digital Transformation Opportunities Corp. (the “Issuer”), which are automatically convertible into the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253079) (the “Registration Statement”).

(3)       Excludes 6,113,333 shares of Class A Common Stock issuable upon the exercise of 6,113,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(4)       Based on 33,350,000 shares of Class A Common Stock and 8,337,500 shares of Class B Common Stock outstanding as of November 19, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 22, 2021.

CUSIP No. 25401K107	13G	Page 3 of 7

1.	Names of Reporting Persons Kevin Nazemi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,112,500 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,112,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,112,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.5% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)       The securities are held directly by the Sponsor. The Sponsor is managed by Kevin Nazemi, and Mr. Nazemi has sole voting and dispositive power with respect to the securities held directly by the Sponsor. As a result, Mr. Nazemi may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Nazemi disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)       Excludes 6,113,333 shares of Class A Common Stock issuable upon the exercise of 6,113,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)       Based on 33,350,000 shares of Class A Common Stock and 8,337,500 shares of Class B Common Stock outstanding as of November 19, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 22, 2021.

CUSIP No. 25401K107	13G	Page 4 of 7

Item 1.

(a)	Name of issuer
Digital Transformation Opportunities Corp. (the “Issuer”).

(b)	Address of issuer’s principal executive offices
10207 Clematis Court
Los Angeles, CA 90077

Item 2.

(a)	Name of person filing
This Schedule 13G is being filed on behalf of each of the following persons (the “Reporting Persons”):
1. Digital Transformation Sponsor LLC
2. Kevin Nazemi

(b)	Address or principal business office or, if none, residence
The address of each of the Reporting Person is: 10207 Clematis Court, Los Angeles, CA 90077.

(c)	Citizenship
See responses to Item 4 on each cover page.

(d)	Title of class of securities
Class A common stock, par value $0.0001 per share.

(e)	CUSIP No.
25401K107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 25401K107	13G	Page 5 of 7

Item 4.	Ownership
The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Digital Transformation Sponsor LLC

	By:	/s/ Kyle Francis
	Name:	Kyle Francis
	Title:	Chief Financial Officer

/s/ Kevin Nazemi
Kevin Nazemi